UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Milestone Pharmaceuticals Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

59935V107

(CUSIP Number)

Barbara Fiorini Due

Novo Holdings A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 59935V107

1.	Name of Reporting Person: Novo Holdings A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 1,378,538
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,378,538
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,378,538
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 4.6% (1)
14.	Type of Reporting Person: CO

(1)

Based upon 30,010,873 shares of the Issuer’s Common Stock outstanding as of August 10, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 10, 2022.

This amendment (“Amendment No. 5”) amends the Schedule 13D originally filed with the SEC on May 14, 2019, as subsequently amended by Amendment No. 1 filed on September 20, 2019, Amendment No. 2 filed on November 27, 2019, Amendment No. 3 filed on March 12, 2020, and Amendment No. 4 filed on September 26, 2022 (collectively, the “Schedule”), to report and reflect that Novo Holdings A/S ceased to be a beneficial owner of more than five percent of the Issuer’s Common Stock in connection with sales. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 amends and supplements Item 3 in the Schedule to reflect sales of the Issuer’s stock since the Schedule 13D/A filed on September 26, 2022, as follows:

On September 26, 2022, Novo Holdings A/S sold 15,348 shares at $7.88 per share in the open market.

On September 27, 2022, Novo Holdings A/S sold 16,668 shares at $8.28 per share in the open market.

On September 28, 2022, Novo Holdings A/S sold 65,557 shares at $8.96 per share in the open market.

On September 29, 2022, Novo Holdings A/S sold 140 shares at $9.15 per share in the open market.

On October 17, 2022, Novo Holdings A/S sold 30,443 shares at $9.51 per share in the open market.

On October 18, 2022, Novo Holdings A/S sold 57,889 shares at $6.08 per share in the open market.

On October 19, 2022, Novo Holdings A/S sold 277,559 shares at $5.07 per share in the open market.

On October 20, 2022, Novo Holdings A/S sold 230,402 shares at $5.26 per share in the open market.

On October 21, 2022, Novo Holdings A/S sold 25,169 shares at $5.19 per share in the open market.

Item 5. Interest in Securities of the Issuer

Item 5 amends and supplements Item 5 in the Schedule as follows:

(a)

Novo Holdings A/S beneficially owns 1,378,538 shares of Common Stock (the “Novo Shares”) representing approximately 4.6% of the Issuer’s outstanding shares of Common Stock, based upon 30,010,873 shares of the Issuer’s Common Stock outstanding as of August 10, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on August 10, 2022.

(b)

Novo Holdings A/S is a Danish corporation wholly owned by the Novo Nordisk Foundation. Novo Holdings A/S has the sole power to vote and dispose of the Novo Shares. Neither the Foundation nor any person listed on Schedule I has the power to direct the vote as to, or the disposition of the Novo Shares.

(c)

Except as set forth in Item 3, since the Schedule 13D/A filed on September 26, 2022, Novo Holdings A/S has not effected any transactions in the shares of the Issuer’s Common Stock in the past 60 days. Neither the Foundation nor any person listed on the Schedule I has effected any transactions in the Issuer’s Common Stock in the past 60 days.

(d)	Novo Holdings A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Novo Shares.

(e)	As of October 20, 2022, Novo Holdings A/S ceased to be a beneficial owner of more than five percent of the Issuer’s Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2022	Novo Holdings A/S /s/ Barbara Fiorini Due By: Barbara Fiorini Due Its: General Counsel, Finance & Operations